News Release	AMEX, TSX Symbol: NG

NovaGold First Quarter Financial Results and Projects Update

April 14, 2008 - Vancouver, British Columbia - NovaGold Resources Inc. (AMEX, TSX: NG) today announced its financial and operating results for the three months ended February 29, 2008, along with an update on the Company’s project development activities. Details of the Company’s financial results are described in the unaudited consolidated financial statements and Management’s Discussion and Analysis which will be available on the Company’s website at www.novagold.net and on SEDAR at www.sedar.com. All amounts are in Canadian dollars unless otherwise stated.

NovaGold will host a conference call and webcast on Wednesday, April 16 at 11 am PST (2 pm EST) Toll-free 1-866-862-3931 or webcast at www.novagold.net

Highlights

Net earnings of $28 million ($0.27 per share)
Completed public offering of senior convertible notes for net proceeds of US$90.7 million
Rock Creek mill commissioning underway, with initial gold pour from gravity circuit
Annual General Meeting on May 28 at 2:00 pm PST

President’s Message

This continues to be a challenging time to build mines, with strong inflationary pressures and intense industry competition for staff, contractors and equipment. Despite the challenges, we are on target to achieve commercial production in mid-2008. The setback at Galore in late November had a significant impact on shareholder value, which we are determined to rebuild. As we look to 2008, NovaGold has clearly defined strategies that focus on what we do best: advancing opportunities, building partnerships and evaluating how best to maximize the value of our assets. Gold will continue to be our primary focus, and achieving major milestones at our two main gold properties should be significant catalysts to add shareholder value this year.

Donlin Creek
One of our first priorities is to work with Barrick to advance Donlin Creek through feasibility and permitting. Drilling in 2007 identified high-grade gold mineralization in the East Acma area, which has the potential to improve the average grade of the deposit and increase the net present value of the project. An initial 21,000-meter drill program in the East Acma area is underway and we hope to report preliminary results in mid-2008. We are also incorporating the remaining 20,000 meters of 2007 drilling into the resource model and will update the Donlin Creek resource estimate in the first half of 2008.

The Donlin Creek LLC is reviewing various aspects of the project design with studies focusing on power, logistics and processing. We are also assessing optimal mining rates and production levels, evaluating throughput scenarios that could increase throughput from 50,000 tonnes per day to as much as 100,000 tonnes per day. At the upper level, Donlin Creek would be one of the world’s largest gold mines based on annual production. The Donlin Creek LLC plans to identify a specific go-forward plan for the project in the second half of 2008, allowing us to complete studies to advance Donlin Creek to feasibility and permitting.

Rock Creek
The Rock Creek process facilities have been both dry and wet commissioned. As part of the commissioning process, the operations crew has operated the mill and circulated slurry through key concentrator, flotation, gravity and leach circuits, with a test gold pour completed during commissioning of the refinery. No material issues have been identified through the commissioning process that could potentially impact ramp up in mill production. Completion of the tailings storage facility (“TSF”) is integral to full mill operations. As a result of high snowfalls and ongoing severe winter storms, external earthworks activity and TSF construction has been slower than expected, but should be finished to allow for commercial production in mid-2008.

NovaGold has budgeted $7 million in 2008 for exploration around Rock Creek and at the Saddle deposit, with the goal of extending production at Rock Creek and expanding the Nome Operations resource base.

Galore Creek
At Galore Creek, we continue to work with Teck Cominco to unlock the potential of this enormous copper-gold-silver deposit. We hope to identify an alternative development strategy in 2008 and advance the project to feasibility within the next 12 to 18 months. A significant achievement in the last quarter was the decision to purchase some equipment from contractors rather than settling the contracts, allowing us to reduce project suspension costs and also secure equipment for when we are able to restart construction.

Other Assets
NovaGold will concentrate on its core gold assets in 2008 and beyond, and will examine ways to maximize value with its three other classes of assets — base metals projects, early-stage exploration properties and renewable energy projects. While our exploration focus in 2008 is Donlin Creek, our team will continue to evaluate new opportunities to create our next generation of gold projects. We plan to advance the Ambler project with exploration, scoping studies and public consultation in 2008, while considering other business opportunities that will maximize the value of this project for NovaGold and its shareholders. We have completed a feasibility study for an expanded Forrest Kerr run-of-river hydroelectric project, the most advanced project in our NovaGreenPower portfolio, and will examine ways to further optimize our other renewable energy projects.

This promises to be an important year for NovaGold. Our primary goal is to rebuild shareholder value by achieving production, advancing our portfolio of projects, building partnerships and continuing to recognize business opportunities that can add new value for shareholders.

Results of Operations

For the three months ended February 29, 2008, the Company reported earnings of $28.0 million (or $0.27 basic earnings per share and $0.26 diluted earnings per share) compared to a loss of $4.9 million (or $0.05 basic and diluted loss per share) for the corresponding period in 2007. The increase in earnings for the quarter was primarily related to the $15.3 million gain on disposal of the shares in US Gold Corporation and the $15.2 million suspension cost recovery at Galore Creek, net of related non-controlling interest.

Revenues for the quarter ended February 29, 2008 were $1.7 million compared to $1.1 million in the corresponding period in 2007. The Company generates modest revenues from land and gravel sales and gold royalties. The increase in revenues from the previous year’s results relates mainly to land sales.

Expenses for the three months ended February 29, 2008 were $3.2 million compared to $5.7 million for the same period in 2007. During the quarter, the Company recorded a foreign exchange gain of $1.0 million resulting from the effect of the strengthening of the Canadian dollar on the Company’s US dollar payable balances, compared to a foreign exchange loss of $0.7 million for the same period in 2007. The Company recorded $0.2 million and $0.3 million for stock-based compensation during the same period in 2008 and 2007, respectively. Professional fees decreased to $0.6 million in 2008 from $1.1 million in 2007 due to payments made in 2007 related to litigation defense. Corporate development costs decreased to $0.3 million in 2008 from $1.0 million in 2007 due to a marketing effort made in 2007 after the unsolicted takeover bid expired.

The Company equity accounts for its strategic investment in Alexco Resource Corp. (“Alexco”) as it has significant influence over Alexco. For the quarter ended February 29, 2008, the Company recorded a net gain of $1.1 million from the combination of its share of net income or loss and dilution in its ownership of Alexco compared to a net loss of $0.5 million for the same period in 2007. At February 29, 2008, the Company had a pre-tax unrecorded gain of $18.1 million in its Alexco holdings.

The Company recorded a future income tax (“FIT”) expense of $2.2 million which resulted mainly from a FIT expense of $4.0 million from the suspension cost recovery at Galore Creek; a FIT expense of $4.6 million from the sale of US Gold Corporation shares; offset by a FIT recovery of $6.6 million from an income tax rate reduction totaling approximately 4.5% .

Outlook

At February 29, 2008, the Company had cash and cash equivalents of $13.8 million. Of this amount $10.2 million was designated for Galore Creek suspension related activities, including payment of other payables. Subsequent to the quarter end, the Company drew down an additional $6.0 million from the Bank of Nova Scotia credit facility for a total amount drawn down of $16.0 million. On March 26, 2008, the Company completed the issuance of US$95.0 million of 5.5% convertible senior unsecured notes due May 1, 2015 for net proceeds of US$90.65 million and has subsequently repaid the $16.0 million drawn down on the credit facility and closed the line.

The Company had budgeted to spend approximately $42.0 million on Rock Creek construction in fiscal 2008 and an additional $7.0 million on exploration costs to identify additional resources for the mine. At quarter end, $29.2 million had been spent. Gold production is targeted for mid-2008. The Company does not currently intend to enter into forward sales arrangements to reduce the risk of exposure to volatility in commodity prices at this time.

The Company had budgeted to spend approximately US$25.4 million on Donlin Creek to May 31, 2008 for engineering and environmental studies, particularly related to power alternatives and optimization, and on exploration activities with the objective of expanding the existing resource base. At February 29, 2008, US$5.0 million had been spent. The Donlin Creek LLC expects to approve a second budget for the remainder of 2008, the amount of which has yet to be determined.

The Company had estimated to spend approximately $33 million on suspension related activities, which is its portion (one third) of the estimated maximum suspension liability of $100 million. The Galore Creek Partnership’s efforts in 2008 are focused on demobilization of the project and then to place it on a care and maintenance basis that will enable the project to restart at a later date. A demobilization estimate of $93.0 million had been included in the Company’s November 30, 2007 year end financial statements based on the information available at that time. During the quarter, GCMC had negotiated settlements, subject to ratification, of numerous contracts after analyzing the costs and benefits associated with the purchase of the equipment compared with demobilizing the contractors’equipment, GCMC determined that it was more cost effective to buy the equipment left at the site. Total contracts of approximately $37.9 million have been signed to date for the purchase of equipment. Of this amount, $31.9 million is a commitment of the Company and will be funded under the same suspension ratio of one third by NovaGold and two thirds by Teck Cominco. During the quarter, the Company has revised the demobilization cost to $62.7 million from the estimate of $93.1 million recorded for the year ended November 30, 2007 as a result of the settlement of six of the major contracts. The Company has reflected the $30.4 million reduction as a recovery in the current period’s statement of operations, net of non-controlling interest of $15.2 million and future income tax expense of $4.0 million.

As of April 11, 2008, NovaGold anticipates funding its planned activities for 2008 from available cash.

Conference Call Wednesday, April 16, 2008

NovaGold will hold a conference call and webcast on Wednesday, April 16, 2008 at 11 am PST (2 pm EST) to discuss its financial results for the three months ended February 29, 2008 and to give an update on the Company’s project development activities. To participate in the conference call, dial 416-695-9757 or toll-free 1-866-862-3931. Live audio and a presentation will be simultaneously broadcast on NovaGold’s website at www.novagold.net.

Cautionary Note Concerning Forward-Looking Statements

This press release includes certain “forward-looking statements”within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation; anticipated dates for receipt of permits and approvals, construction and production, and other milestones; anticipated results of drilling programs, feasibility studies and other analyses; anticipated availability and terms of future financing; estimated timing and amounts of future expenditures, and NovaGold’s future production, operating and capital costs, operating or financial performance, are forward-looking statements. Information concerning mineral reserve and resource estimates also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered if a mineral deposit were developed and mined. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. NovaGold’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and NovaGold does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-

looking statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include uncertainties involved in disputes and litigation; fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; the need for cooperation of government agencies and native groups in the exploration and development of properties and the issuance of required permits; the need to obtain additional financing to develop properties and uncertainty as to the availability and terms of future financing; the possibility of delay in exploration or development programs or in construction projects and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals; and other risks and uncertainties disclosed in NovaGold’s Annual Information Form for the year ended November 30, 2007, filed with the Canadian securities regulatory authorities, NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission, and other information released by NovaGold from time to time and filed with the appropriate regulatory agencies.

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Contacts

Don MacDonald, CA
Senior Vice President & CFO

Greg Johnson
Vice President, Corporate Communications and Strategic Development

Rhylin Bailie
Manager, Corporate & Investor Relations

604-669-6227 or 1-866-669-6227